SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nam Tai Property Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G63907102
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong)

25/F, LHT Tower

31 Queen's Road Central

Central, Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G63907102	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,113,416 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,113,416 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,113,416 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G63907102	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,113,416 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,113,416 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,113,416 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G63907102	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,113,416 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,113,416 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,113,416 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G63907102	SCHEDULE 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D, as amended.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
The Common Shares purchased by Oasis II Fund at the Closing (as defined below) pursuant to the Purchase Agreement (as defined below) as described in Item 4 of this Amendment No. 1 were purchased from general working capital. A total of $5,737,228 was paid to acquire the 3,278,416 Common Shares at the Closing.

Item 4.	PURPOSE OF TRANSACTION Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 5, 2023, Oasis II Fund and certain other purchasers (collectively, the "Purchasers") entered into a securities purchase agreement with the Issuer (the "Purchase Agreement"), pursuant to which the Issuer agreed, among other things and subject to the terms and conditions set forth in the Purchase Agreement, to issue and sell 3,278,416 Common Shares (the "Purchased Shares") to Oasis II Fund, in a private placement (the "PIPE Transaction"), at a price of $1.75 per Common Share for an aggregate purchase price of up to $5,737,228. The PIPE Transaction closed on April 6, 2023 (the "Closing").

Pursuant to the terms of the Purchase Agreement, promptly following such time as when the Issuer is able to file registration statements on any available forms with the Securities and Exchange Commission (the "SEC"), the Issuer and the Purchasers will use their commercially reasonable efforts to enter into a registration rights agreement, in a form to be mutually agreed upon, whereby the Issuer shall prepare and file with the SEC a registration statement covering the resale of the Purchased Shares and any other Common Shares then held by any Purchaser or any of its affiliates for an offering to be made on a continuous basis pursuant to Rule 415 and to use its commercially reasonable efforts to cause such resale registration statement to be declared effective.

In connection with the PIPE Transaction, on April 5, 2023, Oasis II Fund and the other Purchasers, severally and not together with any other Purchaser, entered into a letter agreement with the Issuer (the "Letter Agreement"), regarding Mr. Yu Chunhua continuing to serve as the executive director and legal representative of Nam Tai Investment (Shenzhen) Co. Limited, a subsidiary of the Issuer.

CUSIP No. G63907102	SCHEDULE 13D/A	Page 6 of 8 Pages

The foregoing descriptions of the Purchase Agreement and the Letter Agreement are qualified in their entireties by reference to the full texts of the Purchase Agreement and the Letter Agreement, which are included as Exhibit 99.2 and Exhibit 99.3, respectively, hereto and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:
(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 55,594,875 Common Shares outstanding immediately after giving effect to the PIPE Transaction and certain other transactions as provided by the Issuer to the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as described in Item 4, the Reporting Persons did not enter into any transactions in the Common Shares within the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following: The information disclosed in Item 4 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.2:	Securities Purchase Agreement, dated as of April 5, 2023.

Exhibit 99.3:	Letter Agreement, dated as of April 5, 2023.

CUSIP No. G63907102	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2023

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director

/s/ Seth Fischer
SETH FISCHER